SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 12b-25

Commission File Number 1-8712

NOTIFICATION OF LATE FILING

(Check One):   ☐   Form 10-K and Form 10-KSB               ☒  Form 11-K

                        ☐   Form 20-F                             ☐   Form 10-Q and Form 10-QSB          ☐   Form N-SAR

For Period Ended:       December 31, 2007

            ☐         Transition Report on Form 10-K and Form 10-KSB

            ☐         Transition Report on Form 20-F

            ☐         Transition Report on Form 11-K

            ☐         Transition Report on Form 10-Q and Form 10-QSB

            ☐         Transition Report on Form N-SAR

For the Transition Period Ended:

             Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant:	Bowater Incorporated
Former name if applicable:
Address of principal executive office (Street and number):	1155 Metcalfe Street, Suite 800
City, State and Zip Code:	Montreal, Quebec; Canada H3B 5H2

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PART II

RULE 12b-25 (b) and (c)

            If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10‑KSB, 20‑F, 11‑K or Form N‑SAR, or portion thereof will be filed on or before
☒

the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10‑Q, 10‑QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

            State below in reasonable detail the reasons why Form 10‑K, 10‑KSB, 11‑K, 20‑F, 10‑Q, 10‑QSB, N‑SAR or the transition report portion thereof could not be filed within the prescribed time period:

The Company requires additional time to finalize its 2007 Annual Report on Form 11-K for the Bowater Incorporated Retirement Savings Plan (the ''Plan'').  The preparation of the financial statements and related disclosures of the Plan have been delayed due to the additional financial reporting work required in connection with two contemporaneous exchange offer registration statements to be filed by an affiliated entity pursuant to registration rights agreements, among other things.  The Company is working to complete its Annual Report on Form 11-K as expeditiously as possible and expects to file the Form 11-K within the time allowed by the extension.

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PART IV

OTHER INFORMATION

            (1)       Name and telephone number of person to contact in regard to this notification

Anthony L. Marano	(864)	282-9296
(Name)	(Area code)	(Telephone Number)

            (2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes   ☐ No

            (3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes  ☒ No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Bowater Incorporated
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date: June 30, 2008

By:	/s/ Anthony L. Marano
Name:	Anthony L. Marano
Title:	Director, Benefits and Payroll, US

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